SILVERCREST METALS INC.

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO SECTION 4.11 OF NATIONAL INSTRUMENT 51-102
OF THE CANADIAN SECURITIES ADMINISTRATORS

To:	Davidson & Company LLP, Chartered Professional Accountants, Vancouver, British Columbia

and

To:	PricewaterhouseCoopers LLP, Chartered Professional Accountants, Vancouver, British Columbia

SilverCrest Metals Inc. (the “Company”) hereby provides notice pursuant to section 4.11 of National Instrument 51-102 (“NI 51-102”) of a change in the auditor of the Company from Davidson & Company LLP, Chartered Professional Accountants, of Vancouver, British Columbia to PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia and confirms the following:

1. At the request of the Company, Davidson & Company LLP, Chartered Professional Accountants (“Davidson”) tendered its resignation as auditor of the Company effective as of December 20, 2019;

2. PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”) advised the Company of its agreement to be appointed as successor auditor of the Company effective upon Davidson’s resignation;

3. The Board of Directors of the Company has appointed PwC as successor auditor of the Company effective as of December 20, 2019 to fill the vacancy created by the resignation of Davidson and to perform the audit of the annual financial statements of the Company for the financial year ended December 31, 2019;

4. There were no modified opinions expressed in the auditor’s reports of Davidson on the annual financial statements of the Company for the financial years ended December 31, 2017 and 2018; and

5. In the opinion of the Company, there are no “reportable events” (as that term is defined in NI 51-102).

The Company requests that each of Davidson and PwC review this Notice and provide the Company on or before December 27, 2019 with a letter addressed to the the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador Securities Commissions stating whether it (i) agrees, (ii) disagrees (and the reasons why), or (iii) has no basis to agree or disagree with the above statements in accordance with section 4.11 of NI 51-102.

DATED at Vancouver, British Columbia as of the 20th of December, 2019.

SILVERCREST METALS INC.

Per: “N. Eric Fier”

          N. Eric Fier

          Chief Executive Officer